Exhibit 23.1

KPMG LLP 811 Main Street Houston, Tx 7700

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Noble Energy, Inc.:

We consent to the use of our reports dated February 19, 2019, with respect to the consolidated balance sheets of Noble Energy, Inc. as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Houston, Texas

February 19, 2019